UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of June 2020

000-23697

(Commission file number)

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EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

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550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

Results of the extraordinary general meeting of shareholders of Eros International Plc (“Eros” or the “Company”):

On June 29, 2020, the Company held an extraordinary general meeting, in virtual meeting format only due to the ongoing public health and regulatory impacts of the novel coronavirus (COVID-19) pandemic (the “Extraordinary General Meeting”), and issued a press release announcing the results of the Extraordinary General Meeting. All of the resolutions submitted to the Company’s shareholders at the Extraordinary General Meeting were duly approved and passed:

•	Adoption of the amended and restated Articles of Association (the “Amended Articles of Association”) provided to the Company’s shareholders as an attachment to the Notice of Extraordinary General Meeting in substitution for the currently operative Articles of Association of the Company. The Amended Articles of Association will take effect upon the effective time of the merger contemplated by the previously disclosed Agreement and Plan of Merger, dated as of April 17, 2020 (the “Merger Agreement”), by and among the Company, STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“England Holdings 2”), and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”), pursuant to which Merger Sub will merge with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2.

A copy of the press release, dated June 29, 2020, announcing the results of the Extraordinary General Meeting, is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that Eros is expecting, including, without limitation, the possibility that the consummation of any or all of the transactions contemplated by the Merger Agreement is delayed or does not occur.

The forward-looking statements contained in this communication are based on management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting Eros and the combined company following the Merger (the “combined company”) will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond Eros’ and the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of Eros’ assumptions prove to be incorrect, Eros’ and the combined company’s actual results may vary in material respects from what Eros may have expressed or implied by these forward-looking statements. Eros cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by Eros in this communication speaks only as of the date on which Eros makes it. Factors or events that could cause Eros’ actual results to differ may emerge from time to time, and it is not possible for Eros to predict all of them. Eros undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Exhibit No.	Description

99.1	Press Release, dated June 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer